Filed pursuant to Rule 433

Registration Statement No. 333-266672

September 22, 2022

Preferred Stock Offering Investor Presentation September 2022 1

Disclaimers Merchants Bancorp (the “Company” or the “Holding Company”) is conducting an offering of depositary shares of the Company’s Fixed Rate Reset Series D Non - Cumulative Perpetual Preferred Stock . This presentation may contain “forward - looking statements” within the meaning of meaning of Section 27 A of the Securities Act, Section 21 E of the Securities Exchange Act of 1934 , as amended, and the U . S . Private Securities Litigation Reform Act of 1995 . These forward - looking statements reflect management's current views with respect to, among other things, future events and our financial performance . These statements are often, but not always, made through the use of words or phrases such as “may,” “might,” “should,” “could,” “predict,” “potential,” “believe,” “expect,” “continue,” “will,” “will likely result,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “projection,” “goal,” “target,” “outlook,” “aim,” “annualized,” “would” and “outlook,” or the negative version of those words or other comparable words or phrases of a future or forward - looking nature . These forward - looking statements are not historical facts, and are based on current expectations, estimates and projections about the Company's industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control . Accordingly, we caution you that any such forward - looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict . Although we believe that the expectations reflected in these forward - looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward - looking statements . Forward - looking statements speak only as of the date they are made and are inherently subject to uncertainties and changes in circumstances, including those described under the heading “Risk Factors” in the Company’s latest Annual Report on Form 10 - K, filed with the Securities and Exchange Commission (“SEC”) . Forward - looking statements are not guarantees of future performance and should not be relied upon as representing management’s views as of any subsequent date . The Company undertakes no obligation to update forward - looking statements, whether as a result of new information, future events or otherwise, except as may be required by law . This presentation is not an offer to sell securities, nor is it a solicitation of an offer to buy securities in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . Neither the SEC nor any other regulatory body has approved or disapproved of the securities of the Company or passed upon the accuracy or adequacy of this presentation . Any representation to the contrary is a criminal offense . Except as otherwise indicated, this presentation speaks as of the date hereof . The delivery of this presentation shall not, under any circumstances, create any implication there has been no change in the affairs of the Company after the date hereof . This presentation includes industry and market data that we obtained from periodic industry publications, third - party studies and surveys . Although we believe this industry and market data is reliable as of the date of this presentation, this information could prove to be inaccurate . Industry and market data could be inaccurate because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties . In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein . This presentation contains financial information determined by methods other than in accordance with accounting principles generally accepted in the United States of America (“GAAP”) . Management uses these “non - GAAP” measures in its analysis of our performance . Management believes that these non - GAAP financial measures allow for better comparability with prior periods, as well as with peers in the industry who provide a similar presentation, and provide a further understanding of our ongoing operations . These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non - GAAP performance measures that may be presented by other companies . A reconciliation of the non - GAAP measures used in this presentation to the most directly comparable GAAP measures is provided in the Appendix to this presentation . The Company has filed a registration statement (including a prospectus) and a preliminary prospectus (which is subject to completion) with the SEC for the offering of shares of Preferred Stock to which this communication relates . Before you invest in the shares of Preferred Stock, you should read the prospectus in that registration statement, the preliminary prospectus supplement, the final prospectus supplement (when available) and the other documents the Company has filed with the SEC for more complete information about the Company and the offering of shares of Preferred Stock . You may get these documents for free by visiting the SEC web site at www . sec . gov . Alternatively, you may obtain a copy of the prospectus and preliminary prospectus supplement by contacting : Piper Sandler Companies, L . P . , Attn : Syndicate, 1251 Avenue of the Americas, 6 th Floor, New York, NY 10020 , Tel : 1 - 866 - 805 - 4128 , Email : fsgsyndicate@psc . com , UBS Securities LLC toll - free at 1 - 888 - 827 - 7275 , or Morgan Stanley & Co . LLC toll - free at 1 - 866 - 718 - 1649 2

Terms of Perpetual Preferred Equity Offering Issuer Merchants Bancorp Security Series D Non-Cumulative Perpetual Preferred Stock (Depositary shares 1/40) Ticker MBINM Issuance Type SEC Registered Offering Size $100 Million Security Rating Ba3 from Moody's Investors Service Structure/Maturity Fixed-Rate Reset / Perpetual Dividend Payments Dividends will accrue and be payable, quarterly in arrears, (i) from and including the date of original issuance to, but excluding October 1, 2027 (the “First Reset Date”) or the date of earlier redemption, at a rate of % per annum, on January 1, April 1, July 1, and October 1 of each year, commencing on January 1, 2023, and (ii) from and including the First Reset Date, during each reset period, at a rate per annum equal to the [five-year treasury rate] as of the most recent reset dividend determination date plus %, on January 1, April 1, July 1, and October 1 of each year, beginning on the First Reset Date, except in each case where such day is not a business day. Optional Redemption The issuer may redeem the Series D preferred stock at our option, subject to regulatory approval, at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the redemption date, (i) in whole or in part, from time to time, on any Dividend Payment Date (as defined herein) on or after October 1, 2027 or (ii) in whole, but not in part, at any time within 90 days following a Regulatory Capital Treatment Event (as defined herein). Use of Proceeds Merchants Bancorp intends to use the net proceeds from this offering for general corporate purposes, including to support balance sheet growth of Merchants Bank. Joint Underwriters 3

Key Highlights

High-Performing, Well-Diversified Bank with Strong Asset Quality & Capital Position

1 Company Overview	✓ **Merchants operates a unique business model that consists of well-diversified revenue streams and strong positioning through any economic or interest rate cycle** ✓ Three principal business lines of Multi-Family Mortgage Banking, Mortgage Warehousing, and Banking offer superior return profile ✓ Well-positioned to benefit in various interest rate scenarios ✓ Complementary business lines provide referral, operating, and funding synergies
2 Financial Summary	✓ **Robust return profile within the top of the industry, resulting in strong levels of capital generation. Merchants has grown in a balanced manner over time** ✓ Continued revenue diversification is expected to reduce earnings volatility over time ✓ Low risk, quickly turning assets, combined with an efficient cost structure have resulted in better than industry financial performance and liquidity
3 Loan Portfolio & Asset Quality	✓ **Diversified loan portfolio with pristine asset quality. Net charge-offs of ~0.0% of average loans for 2022** ✓ Minimal direct exposure to consumer, commercial and other small businesses likely to be negatively impacted by the COVID-19 pandemic ✓ Approximately 96% of Merchants Bank's loans reprice in 30 days or less
4 Deposits & Funding	✓ **Access to multiple and differentiated sources of funding** ✓ Including traditional branch-based retail deposits, custodial escrow deposits, brokered deposits, online deposits, Federal Home Loan Bank borrowings, and Federal Reserve Discount Window
5 Capital Summary	✓ **Expanded capital base has allowed the Company to execute on multiple growth and balance sheet strategies** ✓ Merchants operates with simple capital structure and has managed capital levels within CBLR framework, but expects to shift to RWA in 3Q2022
6 Management & Governance	✓ **Experienced management team with extensive knowledge** ✓ Long-tenured management team with strong industry experience

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Experienced Executive Management 5 Strong Industry Experience Michael Petrie Chairman 43 Years in Industry 32 Years with Company Randall Rogers Vice Chairman 52 Years in Industry 32 Years with Company Michael Dunlap President & CEO 30 Years in Industry 13 Years with Company Scott Evans Market President & COO 33 Years in Industry 18 Years with Company Susan Dehner Kucer President, Indianapolis Market 39 Years in Industry 6 Years with Company Jerry Koors President, Merchants Mortgage 27 Years in Industry 9 Years with Company Martin Schroeter President, Warehouse Lending 35 Years in Industry 3 Years with Company John Macke Executive Vice President, CFO 30 Years in Industry 5 Years with Company Robert Burtner SVP, Chief Credit Officer 10 Years in Industry 3 Years with Company Kevin Langford SVP, Chief Administration Officer 31 Years in Industry 5 Years with Company Terry Oznick SVP, General Counsel 12 Years in Industry 7 Years with Company Cheryl Likens SVP, Chief Risk Officer 25 Years in Industry 1 Year with Company Vickie Vandivier VP, Investment Officer 36 Years in Industry 19 Years with Company Michael R. Dury President and CEO, Merchants Capital 15 Years in Industry 15 Years with Company

Overview of Merchants Bancorp (MBIN) Overview of Merchants Summary of Merchants 1 • Merchants Bancorp (MBIN) is a diversified bank holding company headquartered in Carmel, IN o $11.1B in assets o $8.3B in deposits • Loan and deposit operations are conducted throughout the Country • Operates 10 traditional bank branches in Indiana and Illinois • Key business lines include: o Multi - family housing and healthcare facility financing o Mortgage warehouse financing o Retail and correspondent residential mortgage banking o Agricultural lending o SBA and traditional community banking Assets ($B) $11.1 Headquarters Carmel, IN Stock Price ($) $28.52 Market Value ($MM) $1.2B Price / TBV (x) 1.45x Price / 2022E EPS (x) 2 6.0x Dividend Yield (%) 1.0% Source: S&P Capital IQ Pro , Capital IQ Note: Financial data as of June 30, 2022 1) Market data as of August 15, 2022 2) Based on average core earnings estimates of $4.72 6

Financial Highlights

Strong Financial Performance

(Dollars in millions)	At or For the:		
	Six Months Ended June 30, 2021	Year Ended December 31, 2021	Six Months Ended June 30, 2022
Balance Sheet			
Total Assets	$9,882	$11,279	$11,086
Cash and Securities [1]	$1,256	$1,948	$961
Total Loans, net [2]	$8,400	$9,055	$9,792
Total Deposits	$8,040	$8,983	$8,300
Total Equity	$1,059	$1,155	$1,229
Tangible Equity / Tangible Assets [3]	10.56%	10.10%	10.94%
Credit Quality			
Nonperforming Loans / Loans Held for Investment	0.05%	0.01%	0.07%
Allowance / Loans Held for Investment	0.52%	0.54%	0.53%
Net Charge-offs (Recoveries) / Avg. Total Loans	0.00%	0.01%	0.01%
Performance Metrics			
Net Income Per Common Share	$2.40	$4.76	$2.14
ROAA	2.32%	2.23%	2.06%
ROATCE [3]	32.72%	30.10%	22.72%
Noninterest Income / Net Revenue	36.25%	36.56%	36.36%
Efficiency Ratio [3]	27.33%	28.80%	30.25%
Net Interest Margin	2.87%	2.79%	2.82%
Yield on Total Loans [2]	3.56%	3.45%	3.82%
Cost of Deposits	0.32%	0.34%	0.58%
CBLR - Leverage Ratio (Consolidated)	10.9%	10.4%	12.4%

Source: S&P Capital IQ Pro, Capital IQ

1) Cash and Securities includes cash and cash equivalents, available for sale securities, securities purchased under agreements to resell, FHLB stock and mortgage loans in the process of securitization
2) Total loans include loans held for investment and loans held for sale for the YTD period indicated.
3) These are non-GAAP measures. See "Reconciliation of Non-GAAP Measures" in the Appendix

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Recent Company Awards / Accolades 8 Merchants Has Received Strong Industry Recognition 2022 Top 25 U.S. Banks Ranking Banking. #12 Best Performing Bank. Ranked on 5 metrics including: ROAA, ROAE, asset quality, capital adequacy, and total shareholder returns RANKED THE #1 BEST PERFORMING PUBLIC BANK OF 2021 BY S&P GLOBAL Merchants was identified as the number 1 performing public bank based on 2021 preprovision EPS change, 2021 or five - year median operating revenue change, 2021 ROATCE, 2021 efficiency ratio, leverage ratio at Dec. 31, 2021, and five - year average NCOs/average loans. 2021 PIPER SANDLER SM - ALL STAR Merchants was identified as a top performing small - cap bank in the country “BEST PLACES TO WORK” RECOGNITION Merchants Bank has proudly been named one of the Best Places to Work in Indiana by the Indiana Chamber of Commerce’s Best Places to Work Program every year since 2016. RAYMOND JAMES COMMUNITY BANKERS CUP For the second year in a row, Merchants Bank was awarded the 2019 Community Bankers Cup, rewarding community banks that build long - term shareholder value

Key Business Lines

Well-Diversified Business Mix

Three principal business lines offer a balanced and diverse revenue stream that lessens earnings volatility through various economic, credit and interest rate cycles:

1	**Multi-Family Mortgage Banking** – *38.3% of net revenues[1] ($161.4M)* – Lender to developers of multi-family residential and healthcare properties specializing in FHA, FNMA, and FHLMC Affordable permanent loan products – Originates bridge loans for Banking segment, securitizations via Freddie Q transactions, or for sales to debt funds
2	**Mortgage Warehousing** – *24.6% of net revenues[1] ($103.7M)* – Warehouse and commercial lender to independent mortgage banks – Service custodial deposit relationships to match fund with loans
3	**Banking** – 36.1% of net revenues[1] ($152.2M) – Traditional community banking in Indiana and Illinois – Holds multi-family loans in portfolio – Merchants Mortgage operates correspondent mortgage banking nationally – Merchants SBA operates in the Midwest and is shifting toward a regional model

1) Net revenues equal to net interest income plus noninterest income, less provision for credit losses for the last twelve months ended June 30, 2022.

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Multi - Family Mortgage Banking 38.3% Net Revenue Contribution – 2022 x Merchants Capital is engaged in multi - family mortgage banking, specializing in originating and servicing loans for rental housing and healthcare facility financing • Differentiated focus on the affordable and workforce housing niche • Not luxury housing • Nationwide focus x Originate FHA, Fannie Mae, and Freddie Mac Affordable loans that are sold as mortgage - backed securities within approximately 30 days of origination. The loans are sold and servicing rights are retained allowing for gain on sale income plus servicing fees over the life of the loan • Other originations include bridge and construction financing that are referred to the Banking segment, which ultimately converts to permanent agency loans and future gain on sale, or sold • Expanded capital base has allowed for growth of bridge and construction loan portfolio x Because of its focus on credit quality and strict underwriting, since 1990, Merchants has had only one FHA loan claim • Also facilitates strong conversion rate of bridge and construction loans to permanent agency mortgages x Syndicator of low - income housing tax credit and debt funds • Specializes in tax - advantaged affordable housing projects with Section 42 Low - Income Housing Tax Credits (“LIHTC”) and Historic Rehabilitation Tax Credits 10 Merchants Capital is a Differentiated Business Line

Mortgage Warehousing 24.6% of Net Revenue Contribution – 2022 x Merchants Bank saw an opportunity to start its warehouse lending business in 2009 and has grown to fund over $111B in 2020, $78B in 2021, a nd $18.2 billion for the six months ended June 30, 2022 • Nationwide focus x Offer multi - family and single - family warehouse lines of credit, as well as participation agreements at the loan level based off note rate x Lines of credit collateralized by mortgage servicing rights lead to growth opportunities in loans and corporate and custodial deposits x Match - funded with customers’ custodial deposits; supplemented with lines of credit and short - term brokered deposits, based on dollar amounts and timing x Merchants Bank builds credit risk management throughout its warehouse lending process and has had minimal credit losses since inception x Innovative e - Note platform is in operation today at the beginning of industry adoption curve • Allows a fully electronic mortgage to turn quickly and generate higher ROE x Merchants mitigates warehouse risk by only wiring funds to validated closing agents. Merchants takes physical possession of the collateral and sends to an approved investor under a bailee arrangement. The sales proceeds from the investor are sent directly to Merchants and the excess is remitted to the warehouse customer 11 Strong Recent Performance Benefiting from Refinancing Wave

Banking 36.1% of Net Revenue Contribution – 2022 1) MBI - Indianapolis serves the Indianapolis market as a community bank and provides funding arrangements for the multi - family mortgage banking segment. It also generates SBA and C&I loans • Holds loans comprised of multi - family construction and bridge loans referred by Merchants Capital, C&I loans, SBA loans, residential mortgage loans and consumer loans. Participations are used as a source of liquidity. • Expanded lending limit from new capital allows Merchants to compete for larger local clients • Additional capital will allow MBI to retain assets currently sold off in participation agreements • Merchants offers small business lending products 2) MBI - Lynn is located in East Central Indiana and primarily provides agricultural loans within its market area. Low credit risk profile has resulted in less than $25,000 in credit losses in our agricultural loan portfolio since December 31, 2002 • MBI - Lynn is the warehouse lender for Merchants Capital permanent agency loans • FSA guarantee is used to mitigate credit risk on agricultural loans 3) Merchants Mortgage is a full service retail and correspondent single - family mortgage origination and servicing platform that was started in February 2013 • Offers agency eligible and jumbo fixed and hybrid adjustable rate mortgages for purchase or refinancing • All - in - one loans Œ - First lien HELOCS for high quality borrowers - $783M as of June 30, 2022 • Company is an agency approved seller servicer by FNMA, FHLMC, FHA, USDA, and GNMA, as well as an approved seller to the FHLB’s of Indianapolis and Chicago • Staffed for growth and operates in both the Retail and Correspondent mortgage channels • Expanded capital base will allow correspondent channel to grow in coordination with warehouse lending 4) Merchants Bancorp acquired Farmers - Merchants Bank of Illinois (formerly Joy State Bank) on January 1, 2018, and Farmers - Merchants National Bank of Paxton on October 1, 2018 (by merging with and into Joy State Bank). These acquisitions expand the Company’s footprint into Illinois • Operates under a separate charter and provides access to sell mortgage loans to the Federal Home Loan Bank of Chicago and affordable lending programs 12 Traditional Banking Services Across Indiana and Illinois

National Reach – Employees in Many States 13 Warehouse Customers Merchants Capital Customers CA 20% TX 7% FL 7% NJ 5% NC 5% Top 5 States Warehouse Loan Fundings YTD at 6/30/22 IN 24% NY 12% IL 9% TX 8% OH 8% Top 5 States MCC Servicing & Loan Balances at 6/30/22

Summary of Business Model Trends by Segment Balance of Net Revenue 1 ($MM) Balance of Net Income ($MM) $29.2 $51.5 $59.6 $106.3 $95.2 $69.6 $53.6 $90.9 $100.8 $180.5 $227.1 $217.8 2020 2021 LTM² Multi-family Mortgage Banking Mortgage Warehousing Banking $81.9 $142.6 $161.4 $156.1 $138.6 $103.7 $98.4 $145.1 $152.2 $339.8 $430.3 $421.4 2020 2021 LTM² Multi-family Mortgage Banking Mortgage Warehousing Banking Note: Sum of the individual segments will not equal total because they are not inclusive of “Other” segment. 1) Net revenues equal to net interest income plus noninterest income, less provision for credit losses. This is a non – GAAP measur e. Please see “Reconciliation of Non – GAAP Measures” in the Appendix. 2) For the twelve months ended 6/30/2022 14 Diversified Business Composition

Diversified Revenue Base Balance of Net Revenue 1 ($MM) LTM 2 Balance of Net Revenue 1 ($MM) $85.3 $118.4 $212.3 $273.0 $267.1 $49.6 $47.1 $127.5 $157.3 $154.3 $134.9 $165.5 $339.8 $430.3 $421.4 2018 2019 2020 2021 LTM² Net Interest Income After Provision Noninterest Income $95.2 $162.8 $161.4 $8.4 $161.4 $103.7 $152.2 Multi-family Mortgage Banking Warehouse Financing Banking³ Net Interest Income After Provision Noninterest Income Net Interest Income After Provision CAGR: 39% Noninterest Income CAGR: 38% 1) Net revenues equal to net interest income plus noninterest income, less provision for credit losses. This is a non – GAAP measur e. Please see “Reconciliation of Non – GAAP Measures” in the Appendix. 2) For the last - twelve - months ending 6/30/2022 3) Banking includes ($10.6MM) of noninterest income 15 Noninterest Income Drives Superior Returns Over Time

Profitability Trends Over Time Return on Average Assets Return on Average Tangible Common Equity Net Interest Margin Efficiency Ratio 1 1.71% 1.47% 2.12% 2.23% 2.06% 2018 2019 2020 2021 YTD 17.23% 17.56% 34.02% 30.10% 22.72% 2018 2019 2020 2021 YTD 2.54% 2.40% 2.69% 2.79% 2.82% 2018 2019 2020 2021 YTD 36.5% 37.4% 27.4% 28.8% 30.3% 2018 2019 2020 2021 YTD 1) The efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income. This is a non - GAAP measure. Please see “Reconciliation of Non - GAAP Measures” in the Appendix. 16 Track Record of Strong Profitability

Disciplined Growth Over Time Total Assets ($MM) Total Gross Loans ($MM) Total Deposits ($MM) Net Income ($MM) $3,884 $6,372 $9,645 $11,279 $11,086 2018 2019 2020 2021 2Q22 $2,058 $3,028 $5,536 $5,783 $7,071 $833 $2,094 $3,070 $3,303 $2,759 $2,891 $5,122 $8,606 $9,086 $9,830 2018 2019 2020 2021 2Q22 $3,231 $5,478 $7,408 $8,983 $8,300 2018 2019 2020 2021 2Q22 $62.9 $77.3 $180.5 $227.1 $217.8 2018 2019 2020 2021 LTM¹ Loans Held for Investment Loans Held for Sale 17 1) For the last - twelve - months ending 6/30/2022 Source: S&P Capital IQ Pro , Capital IQ Balanced Growth, Supported by Strong Capital Generation

Earnings Correlation to Interest Rates 1) Market yield curve spread reflects the difference between the average 30 - year mortgage rate and the average 1 - month LIBOR rate a s of June 30, 2022 2) LTM as of June 30, 2022 Net Income (in $millions) $54.7 $62.9 $77.3 $180.5 $227.1 $217.8 2.88% 2.52% 1.72% 2.42% 2.86% 3.91% 2.32% 2.54% 2.40% 2.69% 2.79% 2.82% 1.00% 1.50% 2.00% 2.50% 3.00% 3.50% 4.00% $0.0 $25.0 $50.0 $75.0 $100.0 $125.0 $150.0 $175.0 $200.0 $225.0 $250.0 2017 2018 2019 2020 2021 6 Months Ended 6/30/22 (2) (1) Market Yield Curve Spread MBIN Net Interest Margin MBIN Net Income 18 Well - Positioned for Any Interest Rate Environment (2)

Loan Securitizations Merchants intends to sell ~$1.2 billion pool of on balance sheet, performing, multi - family mortgage loans to a trust The trust will issue multiple classes of certificates: a senior Class A, a subordinate Class B, and an interest - only strip Merchants will receive the Class A certificates (87.5%) and an unaffiliated, third - party institutional investor will receive the Class B certificates (12.5%) and the interest - only certificates The Class B certificates will be in a first loss position Through this structure, Merchants will reduce its risk - weighted assets (as the Class A certificates will qualify for 20% risk - weighting at closing vs. the current 100% risk - weighting) and thus receive capital relief under regulatory capital rules Merchants will be both Master Servicer and Special Servicer of the loans 19 Freddie Qs: 2022 - $214 Million, 2021 - $262 Million – Servicing Retained Planned 2022 Repack via real estate mortgage investment conduit (“REMIC”) :

Overview of Loan Portfolio

Low-Risk Loan Composition Across Niche Products

(Dollars in millions)

	As of June 30, 2022		
Loan Type	Balance	Avg. Days to Reprice	% Total Loans
Total Loans Held for Sale	**$2,759**	**~30 days**	**28.1%**
Multi-Family Financing	$3,237	~60 days	32.9%
Healthcare Financing	$1,262	~60 days	12.8%
Residential Real Estate	$877	~1 year	8.9%
Mortgage Warehouse Lines of Credit	$901	~30 days	9.2%
Commercial & Commercial Real Estate	$695	~2 years	7.1%
Agricultural Production and Real Estate	$90	~3 years	0.9%
Consumer & Margin Loans	$9	~2 years	0.1%
Total Loans Held for Investment	**$7,071**	**~30 days**	**71.9%**

Mortgage Warehouse Lines of Credit (MTG WHLOC)
- Provides warehouse financing arrangements to approved mortgage companies for the origination and sale of residential mortgage loans

Residential Real Estate Loans (RES RE)
- Secured by owner occupied 1-4 family residences
- All-in-one™ adjustable rate, first-lien HELOCs

Multi-Family and Healthcare Financing (MF RE)
- The Company engages in multi-family and healthcare financing, including construction loans
- Specializing in originating and servicing loans for multi-family rental and senior living properties

Commercial Lending/Commercial Real Estate Loans (CML & CRE)
- Provides loans to commercial customers for use in financing working capital needs, equipment purchases and expansions, as well as loans to commercial customers to finance land and improvements
- Small Business Administration ("SBA") loans are included in this category

Agricultural Production and Real Estate Loans (AG & AGRE)
- Comprised of seasonal operating lines of credit to grain farmers to plant and harvest corn and soybeans and term loans to fund the purchase of equipment
- The Company also offers long-term financing to purchase agricultural real estate

Consumer and Margin Loans (CON & MAR)
- Consumer loans are secured by household assets
- Margin loans are secured by marketable securities

Loans Held for Sale
- Comprised of single family warehouse loans that typically sell within 30 days and multi-family loans targeted for securitizations or debt funds

Source: S&P Capital IQ Pro, Capital IQ
Note: Information as of June 30, 2022

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Highly Disciplined Credit Culture Nonperforming Loans / Loans Held For Investment Nonperforming Assets / Total Assets Reserves / Loans Held For Investment Net Charge - Offs (Recoveries) / Average Loans 0.12% 0.15% 0.11% 0.01% 0.07% 2018 2019 2020 2021 2Q22 0.06% 0.08% 0.07% 0.01% 0.04% 2018 2019 2020 2021 2Q22 0.62% 0.52% 0.50% 0.54% 0.53% 2018 2019 2020 2021 2Q22 0.01% 0.02% 0.00% 0.01% 0.01% 2018 2019 2020 2021 YTD ALLL/NPLs as of 6/30/22: 779% Allowance for Loan Losses ($000) $12,704 $15,842 $27,500 $31,344 $37,474 21 Low - Risk Operating Model with Pristine Asset Quality Trends Over Time

Current Asset Quality Metrics x Nonperforming loans to total loans held for investment consistently below 0.25% over the past five years x Approximately 96% of Merchants Bank’s loans reprice in 90 days or less x Loans are predominantly agency eligible with variable rates or short maturities, which improves liquidity during challenging economic times x Substantially all commercial real estate (CRE) loans are owner - occupied 22 Credit Quality Remains Strong (Dollars in thousands) June 30, 2022 30-59 Days 60-89 Days Greater Than Total Total Past Due Past Due 90 Days Past Due Current Loans MTG WHLOC $— $— $— $— $900,585 $900,585 RES RE 307 216 176 699 875,953 876,652 MF FIN — — — — 3,236,917 3,236,917 HC FIN — — — — 1,262,424 1,262,424 CML & CRE — — 4,083 4,083 691,075 695,158 AG & AGRE — — — — 90,070 90,070 CON & MAR 39 42 3 84 8,787 8,871 Total 346 258 4,262 4,866 7,065,811 7,070,677

4,944 4,230 2,840 2,600 1,199 1,470 8,983 8,300 2021 2Q22 Demand Deposits Savings Deposits CDs - Deposit Portfolio Summary Deposit Growth Over Time Deposit Composition (Average YTD) 1 3,231 5,478 7,408 8,983 8,300 0 2,000 4,000 6,000 8,000 10,000 2018 2019 2020 2021 2Q22 Noninterest - bearing Demand 6% Interest - Bearing Demand 48% Savings 3% Money Market Savings 33% Certificates of Deposits 10% 23 Deposit Growth Has Supported Loan Growth Over Time 1) Deposit composition based on average deposits for the six months ended June 30 , 2022 (Dollars in millions, End of Period Deposit Balances) Deposit Growth Driven by Core Funding (Dollars in millions, End of Period Deposit Balances) (%)

Funding Overview

Access to Well-Diversified Funding Sources

(Dollars in thousands)		Deposit Balances at June 30, 2022					
	Average YTD	Warehouse	Multi Family Escrows	Brokered	Online	Branch/ Other	Total
Non-interest Bearing	$459,914	-	$199,816	-	-	$244,645	$444,461
Interest Bearing Demand	3,932,334	2,311,159	405,794	4	-	1,068,505	3,785,461
Money Markets	2,668,735	-	195,795	165,798	103,230	1,908,882	2,373,705
Savings	234,846	-	191,792	-	-	34,248	226,040
Certfificate of Deposits	858,779	-	-	1,058,901	1,397	409,773	1,470,071
Total	**8,154,608**	**2,311,159**	**993,197**	**1,224,703**	**104,627**	**3,666,053**	**8,299,738**
% of Total Deposits		**27.8%**	**12.0%**	**14.7%**	**1.3%**	**44.2%**	**100.0%**

Funding Sources

- ✓ Self-funding mechanisms in place
  - $9.1M of loans and securities were funded by $7.8M of deposits
  - Warehouse segment uses lines of credit and short term brokered deposits to match duration; other businesses are funded by core deposits

Quarterly Avg. Balances June 30, 2022 ($ in millions)	Multi-Family Mortgage & Banking	Warehousing	Total
Loans & Securities	$6,442	$2,697	$9,139
Deposits	$5,055	$2,703	$7,758
New Balance to Fund Net Borrowing	$1,387	($6)	$1,381

- ✓ FHLB of Indianapolis and Chicago and FRB lines of unused capacity of $1.7B as of June 30, 2022
- ✓ Supplement funding with short duration[2] brokered deposits as needed
  - $1.2B of brokered deposits as of June 30, 2022 (15% of deposits)

Source: S&P Capital IQ Pro
1) Deposit balances and related costs are based on average deposits for the six months ended June 30, 2022.
2) Duration is typically overnight to less than three months

24

Bank & Holding Company Liquidity 25 x Cash and cash equivalents decreased 75% to $258.1 million at June 30, 2022 from $1.0 billion at December 31, 2021. The 75% decrease reflected a reduction in brokered deposits to fund lending activities x The company also continues to have a significant borrowing capacity. At June 30, 2022, based on available collateral, the company had $1.7 billion in available unused borrowing capacity with the FHLB and the Federal Reserve discount window. x While the amounts available fluctuate daily, we also had an additional $475.0 million of borrowing capacity through our membership in the AFX as of June 30, 2022. This liquidity enhances the ability to effectively manage interest expense and asset levels in the future. • The Company began utilizing the Federal Reserve discount window during 2020, and AFX during the year ended December 31, 2021. x Deposits decreased 8% to $8.3 billion at June 30, 2022 from $9.0 billion at December 31, 2021. The decrease was primarily due to a decrease in brokered demand and savings deposits. x The company has decreased the use of brokered deposits by $935.1 million, or 43%, to $1.2 billion at June 30, 2022 from $2.2 billion at December 31, 2021. Brokered deposits represented 15% of total deposits at June 30, 2022, compared to 24% of total deposits at December 31, 2021.

Recent Funding Strategy x Make use of lines at the Federal Home Loan Bank, Federal Reserve, and AFX to lower interest expense x Grow multi - family custodial deposits from Merchants Capital Corp. originations and subservicing relationships x Expand custodial escrow relationships from warehouse customers x Expand use of reciprocal deposits with FDIC insurance x Expand network of brokered deposit dealers x Low - cost platform allows for highly competitive deposit rates, including a money market rate that is 10 times the national average and an adjustable rate CD • Offered in footprint and mobile/online support out of footprint; launched new marketing campaign in May 2022. x Deposit costs increased only 26 basis points in 2022, from 0.32% to 0.58%¹ 26 Merchants Has Various Funding Strategies In - Place 1) The increase in the cost of deposits refers to the six months ended June 30, 2021, compared to the six months ended June 30, 2022

Capital Strategy 27 x Always maintain Well - Capitalized classification x Utilize multiple levers to manage asset levels on the Balance Sheet • Originate multi - family and warehouse lending, SBA, and Merchants Mortgage as Agency MBS • Multi - family bridge loans underwritten to Agency guidelines and can be sold to debt funds, Freddie Q and repack securitizations • Balance sheet turns quickly and has flexibility to decline as needed • Warehouse lending credit risk transfer x Equity Capital Flexibility • Common can be issued or repurchased • Multiple preferred issuances which are callable after 5 years • Preferred is accretive to common shares

Pro Forma Capital Ratios 28 Holding Company Bank Level 7.7% 12.4% 7.3% 10.4% 10.8% 7.6% 13.3% 7.3% 11.3% 11.6% TCE / TA Leverage Ratio CET1 Capital Ratio Tier 1 Ratio Total Capital Ratio 10.8% 12.3% 10.3% 10.3% 10.6% 11.4% 13.0% 11.0% 11.0% 11.4% TCE / TA Leverage Ratio CET1 Capital Ratio Tier 1 Ratio Total Capital Ratio Note: Assumes a $100 million perpetual preferred offering with approximately $98 million in net proceeds, market rate coupon, 25 .05% tax rate; assumes 84% of net proceeds are downstreamed to the bank; assumes 0% risk weighting on new assets; Risk weighted assets estimated internally by company As of 6/30/22 Pro Forma for Proposed Preferred Offering

Double Leverage and Interest Coverage

($ in thousands)	2018Y	2019Y	2020Y	2021Y	Q2 2022 YTD
	As of or for the Period Ended,				
Investment in Subsidiaries	$453,658	$665,382	$823,842	$1,160,471	$1,239,864
Consolidated Equity	421,237	653,728	810,621	1,155,409	1,228,539
Double Leverage Ratio	**107.7%**	**101.8%**	**101.6%**	**100.4%**	**100.9%**
Net Proceeds from Proposed Holding Company Preferred Offering					**97,500**
Net Proceeds from Proposed Offering Downstreamed to Bank					**81,438**
Pro Forma Double Leverage Ratio					**99.6%**
Interest Coverage					
Total Deposit Interest	$42,216	$84,661	$52,238	$28,256	$23,581
Other Borrowed Interest	8,376	5,036	6,406	5,636	3,945
Total Interest Expense	50,592	89,697	58,644	33,892	27,526
Pre-Tax Income	$84,027	$102,134	$243,357	$304,930	$138,871
Preferred Dividend	3,330	9,216	14,473	20,873	11,457
Interest Coverage (including deposit expense)	**2.45x**	**1.88x**	**3.87x**	**5.49x**	**3.89x**
Interest Coverage (excluding deposit expense)	**7.21x**	**6.18x**	**9.71x**	**9.27x**	**7.43x**
Pro Forma Interest Coverage (Pro forma for Proposed Preferred Offering)[1]					
Pro Forma Interest Coverage (including deposit expense)					**3.47x**
Pro Forma Interest Coverage (excluding deposit expense)					**5.85x**

1) Excludes any earnings growth related to capital deployment for loan growth and assumes a $100 million perpetual preferred offering with approximately $98 million in net proceeds, market rate coupon, 25.05% tax rate; assumes 84% of net proceeds are downstreamed to the bank

29

Appendix 30

Strong Oversight by Executive Leadership 31 Robust Governance Framework Name Biography Michael Petrie Michael Petrie has served as a Director of Merchants Bank of Indiana and Chairman since 2002. He previously served as the Chairman and President of Merchants Capital (formerly PR Mortgage & Investments), a multifamily finance company he co-founded in 1990. Randall Rogers Randall (Randy) Rogers has served as a director of the Company and the Vice Chairman of the Bank since 2002. Mr. Rogers co-founded Merchants Capital in 1990 after serving 21 years with Merchants National Corporation as Executive Vice President of the Real Estate Lending Group. He has served as Chairman since 1990. Michael Dunlap Michael (Mike) Dunlap serves as President and CEO of Merchants Bank of Indiana, President and COO of Merchants Bancorp, and Chairman of Merchants Capital Corp. He joined Merchants Bank as Senior Vice President of Mortgage Banking in 2009 and became a member of the Board of Directors in 2014. Scott Evans Scott Evans joined Merchants Bank of Indiana in 2004 as President and Chief Operating Officer. Prior to joining the bank, he spent the majority of his career working for small to mid-sized community banks serving in various senior management capacities. Susan Dehner Kucer Susan Dehner Kucer joined Merchants Bank of Indiana in 2016 and serves as President of the Indianapolis Market. Prior to joining Merchants, Susan spent the past 33 years at PNC Bank in various leadership positions, most recently as their Senior Vice President and Business Banking Market Manager for IN, IL and MS. Jerry Koors Jerry Koors is the President of the newly formed Merchants Mortgage, and joined Merchants in October 2013. Jerry is responsible for originations, processing, underwriting, closing and delivery of investment quality loans to be held by Merchants, or sold on the Secondary Market. Michael R. Dury Mr. Dury serves as President and Chief Executive Officer of Merchants Capital, overseeing all debt and equity platforms. He joined Merchants Capital in 2007 and has held various positions within the firm, including investment officer, Chief Operating Officer, and was promoted to President and Chief Executive Officer in 2018. Under Mr. Dury’s leadership, Merchants Capital has grown from a small FHA lender to a nationally recognized full-service debt and equity provider. Martin Schroeter Mr. Schroeter joined Merchants as President of Warehouse Lending in November 2019 and his responsibilities include overseeing Merchants Bank’s mortgage warehouse business. Mr. Schroeter has more than 35 years of mortgage banking experience, including as an executive for several mortgage warehouse lenders. John Macke John Macke joined Merchants in July 2017 after more than 30 years in the mortgage finance industry. Mr. Macke has served in the roles of EVP of Capital Markets and Chief Financial Officer at Stonegate Mortgage. Mr. Macke also spent many years with Irwin Mortgage, a national residential mortgage lending company. Robert Burtner Robert Burtner joined the company in 2019 and currently serves as Chief Credit Officer. Mr. Burtner has previously served as Deputy Chief Credit Officer, and Senior Vice President, Bridge and Construction Lending at Merchants Capital Corp. Kevin Langford Kevin Langford joined Merchants Bank in January of 2017 as the Senior Vice President and Chief Administrative Officer. Kevin provides oversight and leadership for the Investment Real Estate team of the bank as well as Technology, Facilities, and Marketing and Communications for the Merchants companies. Terry Oznick Terry Oznick joined Merchants Bank of Indiana as Senior Vice President and General Counsel in 2018. Terry has extensive experience representing financial institutions, including advising on mergers and acquisitions, SEC filings and compliance, operational issues, cash management products, and electronic banking. Cheryl Likens Cheryl Likens joined Merchants Bank in 2021 as the Chief Risk Officer. She is responsible for leading the Company’s corporate risk function and strategy including assessment of business lines and administrative functions, serving as an advisor to the business units and collaborating with risk and internal audit functions. Vickie Vandivier Vickie Vandivier joined Merchants Bank of Indiana in 2003. As Vice President and Investment Officer, Vickie is responsible for bank funding, liquidity management and the investment portfolio. Prior to Merchants, she spent 10 years at Merchants National Bank of Indianapolis as Vice President of the Money Market division.

Strong Alignment Between Our Investors and the Company Loans Held For Investment Portfolio Over Time ($B) Ownership Summary 32 Strong Level of Insider Ownership – Merchants Team has ‘Skin - in - the - Game’ Insider Ownership Amount and Nature of Beneficial Ownership Holder Common Stock Equivalent Held (Actual) Percent of Common Shares Outstanding (%) Michael F. Petrie and Family 13,802,225 31.9 Randall D. Rogers and Family 13,407,061 31.0 Patrick D. O’Brien 111,955 * Michael J. Dunlap 85,088 * Michael R. Dury 70,588 * Scott A. Evans 22,682 * Andrew A. Juster 18,406 * David N. Shane 16,142 * Thomas W. Dinwiddie 15,000 * Sue Anne Gilroy 6,298 * Anne E. Sellers 4,893 * All directors, Nominees, Executive Officers, and other Insiders 27,560,338 63.70 Institutions 22.76% Individuals/Insiders 63.70% Public and Other 13.54% * Denotes less than 1% Source: S&P Capital IQ Pro Note: Insider ownership information as of June 30, 2022

Balance Sheet

(Dollars in thousands)	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	6/30/2022
Assets						
Cash and due from banks	18,905	25,855	13,909	10,063	14,030	10,714
Interest-earning demand accounts	340,614	310,669	492,800	169,665	1,018,584	247,432
Cash and cash equivalents	359,519	336,524	506,709	179,728	1,032,614	258,146
Securities purchased under agreements to resell	7,043	6,875	6,723	6,580	5,888	3,520
Mortgage loans in process of securitization	140,837	163,419	269,891	338,733	569,239	323,046
Available for sale securities	408,371	331,071	290,243	269,802	310,629	336,814
Federal Home Loan Bank (FHLB) stock	7,539	7,974	20,369	70,656	29,588	39,130
Loans held for sale	995,319	832,455	2,093,789	3,070,154	3,303,199	2,759,116
Loans receivable, net of allowance for credit losses on loans	1,366,349	2,045,423	3,012,468	5,507,926	5,751,319	7,033,203
Premises and equipment, net	5,354	15,136	29,274	29,761	31,212	35,085
Servicing rights	66,079	77,844	74,387	82,604	110,348	130,710
Interest receivable	8,326	13,827	18,359	21,770	24,103	26,184
Goodwill	3,902	17,477	15,845	15,845	15,845	15,845
Intangible assets, net	1,512	3,542	3,799	2,283	1,707	1,441
Other assets and receivables	22,983	32,596	30,072	49,533	92,947	123,815
Total assets	**3,393,133**	**3,884,163**	**6,371,928**	**9,645,375**	**11,278,638**	**11,086,055**
Liabilities						
Noninterest-bearing	620,700	182,879	272,037	853,648	641,442	444,461
Interest-bearing	2,322,861	3,048,207	5,206,038	6,554,418	8,341,171	7,855,277
Total deposits	2,943,561	3,231,086	5,478,075	7,408,066	8,982,613	8,299,738
Borrowings	56,612	195,453	181,439	1,348,256	1,033,954	1,440,904
Deferred and current tax liabilities, net	12,422	15,444	16,917	20,405	19,170	19,414
Other liabilities	13,064	20,943	41,769	58,027	87,492	97,460
Total liabilities	**3,025,659**	**3,462,926**	**5,718,200**	**8,834,754**	**10,123,229**	**9,857,516**
Shareholders' Equity						
Common stock	134,891	135,057	135,640	135,857	137,565	136,671
8% Preferred stock	41,581	41,581	41,581	41,581	–	–
Preferred stock						
7% Series A Preferred stock	–	–	50,221	50,221	50,221	50,221
6% Series B Preferred stock	–	–	120,844	120,844	120,844	120,844
6% Series C Preferred stock	–	–	–	–	191,084	191,084
Retained earnings	192,008	244,909	304,984	461,744	657,149	737,789
Accumulated other comprehensive loss	(1,006)	(310)	458	374	(1,454)	(8,070)
Total shareholders' equity	**367,474**	**421,237**	**653,728**	**810,621**	**1,155,409**	**1,228,539**
Total liabilities and shareholders' equity	**3,393,133**	**3,884,163**	**6,371,928**	**9,645,375**	**11,278,638**	**11,086,055**

33

Income Statement

(Dollars in thousands)	Twelve Months Ended 12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	Six Months Ended 6/30/2022
Interest Income						
Loans	79,922	119,457	186,428	263,915	293,830	158,190
Mortgage loans in process of securitization	5,187	5,012	6,690	11,122	12,746	3,694
Investment securities available for sale - taxable	4,531	6,448	6,208	3,147	3,309	1,618
Investment securities available for sale - tax exempt	–	–	272	123	41	–
Federal Home Loan Bank stock	321	385	932	1,558	1,143	553
Other	4,426	9,261	11,465	2,925	817	1,227
Total interest income	94,387	140,563	211,995	282,790	311,886	165,282
Interest Expense						
Deposits	20,003	42,216	84,661	52,238	28,256	23,581
Borrowed funds	7,787	8,376	5,036	6,406	5,636	3,945
Total interest expense	27,790	50,592	89,697	58,644	33,892	27,526
Net Interest Income	66,597	89,971	122,298	224,146	277,994	137,756
Provision (credit) for credit losses	2,472	4,629	3,940	11,838	5,012	8,663
Net Interest Income After Provision for Credit Losses	64,125	85,342	118,358	212,308	272,982	129,093
Noninterest Income						
Gain on sale of loans	37,790	39,266	35,411	96,578	111,185	39,529
Loan servicing fees, net	6,273	5,741	(1,118)	(1,801)	16,373	19,338
Mortgage warehouse fees	2,608	2,550	7,145	20,980	12,396	3,208
Gains on sale of investments available for sale	–	–	476	441	191	–
Low-income housing tax credit syndication fees	–	–	–	1,248	6,407	–
Syndication and asset management fees	–	–	–	–	–	2,213
Other income	1,009	2,028	5,175	10,027	10,781	9,480
Total noninterest income	47,680	49,585	47,089	127,473	157,333	73,768
Noninterest Expense						
Salaries and employee benefits	21,472	32,240	38,093	59,200	85,727	43,768
Loan expenses	4,097	4,621	4,534	9,085	7,657	2,395
Occupancy and equipment	1,602	2,788	4,609	5,733	7,365	3,825
Professional fees	1,516	2,585	2,326	3,664	5,427	2,897
Deposit insurance expense	930	1,024	2,747	5,800	2,691	1,429
Technology expense	1,171	1,544	2,623	3,061	4,200	2,540
Other expense	3,856	6,098	8,381	9,881	12,318	7,136
Total noninterest expense	34,644	50,900	63,313	96,424	125,385	63,990
Income Before Income Taxes	77,161	84,027	102,134	243,357	304,930	138,871
Provision for income taxes	22,477	21,153	24,805	62,824	77,826	34,794
Net Income	54,684	62,874	77,329	180,533	227,104	104,077
Dividends on preferred stock	(3,330)	(3,330)	(9,216)	(14,473)	(20,873)	(11,457)
Net Income Allocated to Common Shareholders	51,354	59,544	68,113	166,060	206,231	92,620
Basic Earnings Per Share (actual)	$1.52	$1.38	$1.58	$3.85	$4.78	$2.14
Diluted Earnings Per Share (actual)	$1.52	$1.38	$1.58	$3.85	$4.76	$2.14
Weighted-Average Shares Outstanding						
Basic (actual)	33,827,178	43,039,433	43,057,688	43,113,741	43,172,078	43,220,198
Diluted (actual)	33,852,231	43,086,629	43,118,561	43,167,113	43,325,303	43,367,875

34

Current Asset Quality Metrics

Credit Quality Remains Strong

(Dollars in thousands)	2022	2021	2020	2019	2018	Prior	Revolving Loans	TOTAL	
MTG WHLOC									
Acceptable and Above	$—	$—	$—	$—	$—	$—	$900,585	$900,585	
Total	$—	$—	$—	$—	$—	$—	$900,585	$900,585	
RES RE									
Acceptable and Above	10,316	36,482	49,380	3,327	865	10,439	764,571	875,380	
Special Mention (Watch)	—	—	—	61	74	779	—	914	
Substandard	—	—	—	—	—	358	—	358	
Total	$10,316	$36,482	$49,380	$3,388	$939	$11,576	$764,571	$876,652	
MF FIN									
Acceptable and Above	874,093	1,049,580	305,633	71,513	12,245	7,739	852,442	3,173,245	
Special Mention (Watch)	14,614	12,298	—	—	—	—	—	26,912	
Substandard	36,760	—	—	—	—	—	—	36,760	
Total	$925,467	$1,061,878	$305,633	$71,513	$12,245	$7,739	$852,442	$3,236,917	
HC FIN									
Acceptable and Above	486,989	331,862	183,035	17,186	—	—	144,812	1,163,884	
Special Mention (Watch)	—	29,462	62,373	6,705	—	—	—	98,540	
Total	$486,989	$361,324	$245,408	$23,891	$—	$—	$144,812	$1,262,424	
CML & CRE									
Acceptable and Above	66,173	85,267	31,966	49,946	13,850	15,489	424,308	686,999	
Special Mention (Watch)	48	21	1,448	129	—	234	973	2,853	
Substandard	—	2000	—	107	175	282	2,742	5,306	
Total	$66,221	$87,288	$33,414	$50,182	$14,025	$16,005	$428,023	$695,158	
AG & AGRE									
Acceptable and Above	8,358	7,984	15,952	6,291	3,457	21,141	24,779	87,962	
Special Mention (Watch)	14	64	719	431	288	390	44	1,950	
Substandard	—	—	—	—	—	158	—	158	
Total	$8,372	$8,048	$16,671	$6,722	$3,745	$21,689	$24,823	$90,070	
CON & MAR									
Acceptable and Above	240	674	394	140	4,743	20	2,638	8,849	
Special Mention (Watch)	—	—	16	—	—	3	—	19	
Substandard	—	—	—	—	—	3	—	3	
Total	$240	$674	$410	$140	$4,743	$26	$2,638	$8,871	
Total Acceptable and Above	$1,446,169	$1,511,849	$586,360	$148,403	$35,160	$54,828	$3,114,135	$6,896,904	97.5%
Total Special Mention (Watch)	$14,676	$41,845	$64,556	$7,326	$362	$1,406	$1,017	$131,188	1.9%
Total Substandard	$36,760	$2,000	$—	$107	$175	$801	$2,742	$42,585	0.6%
Total Loans	$1,497,605	$1,555,694	$650,916	$155,836	$35,697	$57,035	$3,117,894	$7,070,677	100.0%

35

Segment Financial Overview Net Income Net Revenue 1 36 Merchants Operates a Balanced Mix of Businesses 1) Net revenues equal to net interest income plus noninterest income, less provision for credit losses. This is a non – GAAP measur e. Please see “Reconciliation of Non – GAAP Measures” in the Appendix. Note: Percentages may not sum to 100% due to rounding Multi - Family Mortgage Banking 30% Mortgage Warehousing 24% Banking 53% Other - 6% Multi - Family Mortgage Banking 40% Mortgage Warehousing 19% Banking 40% Other 1% (Dollars in thousands) Multi-Family Six Months Ended Mortgage Mortgage June 30, 2022 Banking Warehousing Banking Other Total Total Interest Income 640 43,576 117,303 3,763 165,282 Total Interest Expense - 7,597 20,553 (624) 27,526 Net Interest Income 640 35,979 96,750 4,387 137,756 Provision for Credit Losses 1,153 627 6,883 - 8,663 Net Interest Income After Provision for Credit Losses (513) 35,352 89,867 4,387 129,093 Total Noninterest Income 81,616 3,210 (8,063) (2,995) 73,768 Total Noninterest Expense 38,490 5,367 9,208 10,925 63,990 Income Before Income Taxes 42,613 33,195 72,596 (9,533) 138,871 Income Taxes 11,565 8,168 17,900 (2,839) 34,794 Net Income $31,048 $25,027 $54,696 ($6,694) $104,077 Total Assets $330,676 $2,836,998 $7,835,152 $83,229 $11,086,055

Reconciliation of GAAP to Non-GAAP

(Dollars in thousands)	At or for the Year Ended December 31,				At or for the Six Months Ended June 30,	
	2018	2019	2020	2021	2021	2022
Non-GAAP Reconciliation: Net Income						
Net income as reported per GAAP	$ 62,874	$ 77,329	$ 180,533	$ 227,104	$ 113,400	$ 104,077
Less: preferred stock dividends	3,330	9,216	14,473	20,873	9,416	11,457
Net income available to common shareholders	**$ 59,544**	**$ 68,113**	**$ 166,060**	**$ 206,231**	**$ 103,984**	**$ 92,620**
Non-GAAP Reconciliation: Tangible Common Equity to Tangible Assets						
Tangible common shareholders' equity						
Shareholders' equity per GAAP	$ 421,237	$ 653,728	$ 810,621	$ 1,155,409	$ 1,059,064	$ 1,228,539
Less: goodwill & intangibles	(21,019)	(19,644)	(18,128)	(17,552)	(17,835)	(17,286)
Tangible shareholders' equity	**400,218**	**634,084**	**792,493**	**1,137,857**	**1,041,229**	**1,211,253**
Less: preferred stock	(41,581)	(212,646)	(212,646)	(362,149)	(362,149)	(362,149)
Tangible common shareholders' equity	**$ 358,637**	**$ 421,438**	**$ 579,847**	**$ 775,708**	**$ 679,080**	**$ 849,104**
Tangible assets						
Assets per GAAP	$ 3,884,163	$ 6,371,928	$ 9,645,375	$ 11,278,638	$ 9,881,532	$ 11,086,055
Less: goodwill & intangibles	(21,019)	(19,644)	(18,128)	(17,552)	(17,835)	(17,286)
Tangible assets	**$ 3,863,144**	**$ 6,352,284**	**$ 9,627,247**	**$ 11,261,086**	**$ 9,863,697**	**$ 11,068,769**
Tangible common equity to tangible assets	9.3%	6.6%	6.0%	6.9%	6.9%	7.7%
Tangible equity to tangible assets	10.4%	10.0%	8.2%	10.1%	10.6%	10.9%
Non-GAAP Reconciliation: Efficiency Ratio						
Net interest income (before Provision for credit losses)	$ 89,971	$ 122,298	$ 224,146	$ 277,994	$ 136,370	$ 137,756
Noninterest income	49,585	47,089	127,473	157,333	76,791	73,768
Noninterest expense	50,900	63,313	96,424	125,385	58,267	63,990
Efficiency ratio	36.5%	37.4%	27.4%	28.8%	27.3%	30.3%

37

Reconciliation of GAAP to Non-GAAP (Cont.)

(Dollars in thousands)	At or for the Year Ended December 31, 2018	2019	2020	2021	At or for the Six Months Ended June 30, 2021	2022
Non-GAAP Reconciliation: Return on Average Tangible Common Equity						
Average shareholders' equity per GAAP	$ 396,350	$ 537,946	$ 719,630	$ 1,028,834	$ 942,566	$ 1,194,981
Less: average goodwill & intangibles	(9,265)	(20,243)	(18,899)	(17,841)	(17,986)	(17,428)
Less: average preferred stock	(41,581)	(129,881)	(212,646)	(325,904)	(289,058)	(362,149)
Average tangible common shareholders' equity	**345,504**	**387,822**	**488,085**	**685,089**	**635,522**	**815,404**
Return on average tangible common equity	**17.23%**	**17.56%**	**34.02%**	**30.10%**	**32.72%**	**22.72%**
Non-GAAP Reconciliation: Tangible Book Value Per Share						
Tangible common shareholders' equity						
Shareholders' equity per GAAP	$ 421,237	$ 653,728	$ 810,621	$ 1,155,409	$ 1,059,064	$ 1,228,539
Less: goodwill & intangibles	(21,019)	(19,644)	(18,128)	(17,552)	(17,835)	(17,286)
Tangible shareholders' equity	**400,218**	**634,084**	**792,493**	**1,137,857**	**1,041,229**	**1,211,253**
Less: preferred stock	(41,581)	(212,646)	(212,646)	(362,149)	(362,149)	(362,149)
Tangible common shareholders' equity	**$ 358,637**	**$ 421,438**	**$ 579,847**	**$ 775,708**	**$ 679,080**	**$ 849,104**
Shares outstanding at period end	43,041,054	43,059,657	43,120,625	43,180,079	43,175,399	43,106,505
Tangible Book Value (non-GAAP)	**$ 8.33**	**$ 9.79**	**$ 13.45**	**$ 17.96**	**$ 15.73**	**$ 19.70**
Non-GAAP Reconciliation: Net Revenue						
Net interest income	$ 89,971	$ 122,298	$ 224,146	$ 277,994	$ 136,370	$ 137,756
Plus: noninterest income	49,585	47,089	127,473	157,333	76,791	73,768
Less: Provision for credit losses	4,629	3,940	11,838	5,012	1,348	8,663
Net revenue	**$ 134,927**	**$ 165,447**	**$ 339,781**	**$ 430,315**	**$ 211,813**	**$ 202,861**

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